                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of February, 2003 (February 13, 2003)

Commission File Number:  0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                                    --

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     --

     This Form 6-K/A is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ANSELL LIMITED
                                                 (Registrant)


                                         By:     /s/ DAVID M. GRAHAM
                                                 -------------------------------

                                         Name:   DAVID M. GRAHAM

                                         Title:  GROUP TREASURER

Date:  February 13, 2003

                          [Letterhead of Ansell Ltd.]

                                                                    NEWS RELEASE

                                                           13/th/ February, 2003

                         Ansell Ltd. First Half Results
                    Strong Cash Flow Underpins Interim Result

Performance Highlights Ansell Limited:

..    Profit attributable to shareholders was up strongly in the operating currency U.S. dollars to US$10.8 million from a prior year loss of US$47.3 million. In Australian dollars (AUD), profit attributable to shareholders was A$19.5 million compared with a loss of A$92.8 million last year.

..    Earnings per share (EPS) were positive USD 5.8CENTS (AUD10.4CENTS) vs.
     prior year negative USD 25.3CENTS (AUD 49.7CENTS).

..    Cash generated (reduction in Net Debt) was US$30.6 million (A$54.3 million).

..    Gearing improved further to 25.7%, from 29.5% at June 30, 2002.

..    Directors recognise the Company's cash generation potential, and are undertaking a comprehensive review of Ansell's capital management strategies. In the light of this review, the Board, has determined there will be no interim dividend declared.

Ansell Healthcare Business Segment:

..    Sales were US$363.1 million, up 1% on prior year. The stronger AUD vs. the
     USD translated this result to A$653.8 million, down 7.5% on prior year.

..    Earnings Before Interest Tax and Amortisation (EBITA) were US$43.1 million, up 4.1% on prior year. The stronger AUD vs. the USD translated this result to A$77.5 million, down 4.7% from last year.

..    Cash generated, before interest but after capital expenditure and taxes was a healthy US$46.9 million (A$84.5 million), up from US$40.4 million (A$86.8 million).

Outlook

..    The Board and management currently believe Ansell is on track to achieve double digit EBITA growth in U.S. dollars for the full year.

                                                           13/th/ February, 2003

                       Ansell Ltd First Half 2003 Results
                    Strong Cash Flow Underpins Interim Result

-----------------------------------------------------------------------------------------------
                                            31/st/ December, 2002        31/st/ December, 2001
                                            ---------------------        ----------------------
                                             US$ m          A$ m          US$ m           A$ m
                                            ------        -------        ------         -------
Operating Revenue - Healthcare Segment       363.1          653.8        *360.0          *706.8
Operating Profit (Segment EBITA)              43.1           77.5          41.4            81.3
Profit Attributable                           10.8           19.5         (47.3)          (92.8)
Net Operating Assets - Ansell Ltd.           686.5        1,212.0         718.9         1,406.0
Net Operating Assets - Healthcare Segment    596.2         1052.6         654.5          1280.1
Depreciation - Healthcare Segment              8.9           16.0          10.9            21.2

Earnings Per Share                             5.8CENTS      10.4CENTS    (25.3)CENTS     (49.7)CENTS
-----------------------------------------------------------------------------------------------

*Excludes Discontinued Businesses. With Discontinued Businesses US$770.8 million and A$1,513.3 million.

Ansell today announced a first half Profit Attributable to Shareholders of US$10.8 million (A$19.5 million), a significant improvement on the previous year's loss of US$47.3 million (A$92.8 million).

The Chairman of Ansell, Dr Ed Tweddell, commented; "There has been a tremendous focus on restructuring the company and improving shareholder returns. Today's release demonstrates progress towards the goal of improving results to the level rightfully expected and demanded by shareholders. It is also pleasing to have earnings per share for the half of US5.8CENTS (A10.4CENTS), up on the previous year's negative US25.3CENTS (A49.7CENTS), an improvement of US31.1CENTS (A60.1CENTS) per share".

In a difficult global economic environment, sales were up 1% in the operating currency, U.S. dollars, at US$363.1 million. However, the appreciation of the AUD against the USD translated to a 7.5% decline in sales (A$653.8 million). Strong sales performances in the Occupational and Consumer divisions were offset by surgical glove availability and examination glove pricing issues in the Professional division (see discussion below).

Significant progress was also made in reducing total Unallocated Corporate costs from last year's US$8.0 million (A$15.7 million) to US$6.7 million (A$12.1 million). Of the current period's total Unallocated costs, US$2.9 million related to Operation Full Potential start-up costs.

Ansell's Chief Executive Officer, Harry Boon, said; "EBITA for the Healthcare business at US$43.1 million was up 4.1% in the operating currency, U.S. dollars, though lower at A$77.5 million when translated into the stronger AUD". He also noted, "The Occupational and Consumer divisions showed strong revenue and EBITA growth in the first half. Occupational continued to build momentum with strong sales of the HyFlexTM family of gloves, and condom sales rose strongly within Consumer. We are also seeing reduced product costs and greater efficiencies following the completion of manufacturing transfers to Asia for these key products."

Professional Healthcare

--------------------------------------------------------------------------------
                                   31/st/ December, 2002   31/st/ December, 2001
                                   ---------------------   ---------------------
                                   US$ m            A$ m   US$ m            A$ m
                                   -----           -----   -----           -----
Operating Revenue                  124.7           224.6   142.2           279.1
Operating Profit (Segment EBITA)    15.9            28.6    23.0            45.2
Assets Employed                    220.5           389.3   223.9           438.0
Depreciation                         4.5             8.1     5.0             9.7
--------------------------------------------------------------------------------

In the first half, this division accounted for approximately 34% of Ansell's total revenues and 37% of segment EBITA.

The period saw continuing strong worldwide demand for the division's flagship product, powder free surgeons gloves. The ramp-up of production from Ansell's Shah Alam, Malaysia facility following the transfer of production from the U.S. took longer than anticipated, but is now complete. This reduced supply of surgeons gloves was exacerbated by a regulatory Detention imposed on Shah Alam by the US Food and Drug Administration (FDA) in October 2002. The FDA action was lifted in early January, 2003 and shipments are now returning to normal levels.

In the hospital examination glove market, continued price competition and oversupply eroded selling prices and gross margins.

Offsetting these factors, the Professional division achieved factory cost savings from the relocation of production from the USA to Asia. In line with previously announced strategy, powder-free surgeons glove capacity has been added in Sri Lanka by converting two under-utilised examination glove production lines.

Mr Boon further commented, "Notwithstanding the supply disruption to the U.S. and European markets in Shah Alam surgeons gloves, the results of the Professional division were sound and we are in a better supply position for the second half. With no supply constraint in the U.S. and cost benefits of manufacturing in Asia flowing through, we are regaining momentum in sales and earnings in Professional division."

Occupational Healthcare

--------------------------------------------------------------------------------
                                   31/st/ December, 2002   31/st/ December, 2001
                                   ---------------------   ---------------------
                                   US$ m            A$ m   US$ m            A$ m
                                   -----           -----   -----           -----
Operating Revenue                  177.4           319.4   161.6           317.3
Operating Profit (Segment EBITA)    15.0            27.0    10.5            20.6
Assets Employed                    210.8           372.2   222.9           436.0
Depreciation                         3.1             5.5     4.5             8.7
--------------------------------------------------------------------------------

In the first half, this division accounted for 49% of Ansell's total revenues and 35% of segment EBITA.

Sales increased by 9.8%, with solid performance across all geographic regions, despite the difficult external economic environment. Outstanding profit growth in U.S. dollars of 43% was driven by worldwide HyFlexTM sales (up 51%), initial benefits from the transition of manufacture to Asia, and real growth in Europe. Importantly, division EBITA does not yet reflect expected benefits from the transition of knitting operations from the U.S. to Juarez, Mexico, where solid progress has been made, with over 80% of knitting machines now operational, and daily production in December up 59% compared with July.

The Occupational Value Proposition (OVP) medium term growth initiative has made an encouraging start, with initial business proposals well received by eight large multi-nationals. Management anticipates the first major OVP contract to be signed in the second half, in accordance with the timing previously announced.

Management expects continued momentum for the Occupational business into the second half, as the HyFlexTM family of gloves continues to gain new market share, OVP secures its first contracts, and benefits flow from the transition of manufacturing to Asia and Mexico.

Consumer Healthcare

--------------------------------------------------------------------------------
                                   31/st/ December, 2002   31/st/ December, 2001
                                   ---------------------   ---------------------
                                   US$ m            A$ m   US$ m            A$ m
                                   -----           -----   -----           -----
Operating Revenue                   61.0           109.8    56.2           110.4
Operating Profit (Segment EBITA)    12.2            21.9     7.9            15.5
Assets Employed                     71.5           126.2    76.6           149.8
Depreciation                         1.3             2.4     1.4             2.8
--------------------------------------------------------------------------------

In the first half, this division accounted for 17% of Ansell's revenues and 28% of segment EBITA.

Retail condom sales grew strongly with a double-digit increase in the United States. Wal-Mart presented an award to Ansell for high overall service satisfaction levels. Our worldwide condom tender and private label businesses also grew strongly. Reduced condom manufacturing costs have been realised following the successful plant transfer to Asia and capacity is expected to be increased to keep pace with growing demand. Retail household gloves also showed good gains in Europe and Australia.

Operation Full Potential (OFP)

This three-year program was launched in July, and has made steady progress. The first wave of OFP initiatives was focused on recruiting additional resources, identifying cost reduction opportunities, re-structuring Europe, and launching program measurement and tracking systems. All have been implemented on schedule.

The second wave is now underway and is focused on medium-term strategic issues, such as surgical glove growth, pricing analysis, distribution partnerships, implementation of the Occupational Value Proposition, marketing channel management, and accelerating product innovation.

The OFP team is now fully in place to support the business plans that will drive Ansell's sales and earnings growth. Management is confident that OFP will help Ansell deliver the forecast benefits over the course of the program.

Sale of Non-Core Investments

Good progress continues to be made on the sale of non-core investments. During the first half, two investments were sold; Pacific Marine Batteries and BT Equipment. These sales generated US$9.4 million (A$16.7 million) of cash, of which US$3.4 million (A$6.0 million) was received on January 31, 2003. The proceeds from these divestments represent a premium to the total book value of Ansell's investments in these companies.

Numerous legacy issues were resolved during the first half, moving the Company closer towards its goal of being a global business, focussed on protective products and solutions in the broad healthcare context. Management is committed to resolving all significant legacy issues in the shortest possible time.

South Pacific Tyres

Ansell's only significant continuing non-healthcare business, South Pacific Tyres, a 50/50 Joint Venture with The Goodyear Tire & Rubber Company, maintained its progress in restructuring and returning to profitability. The Joint Venture is accounted for as an investment and, as such, operating results are not included in Ansell's accounts.

As previously reported, the Joint Venture Partners have an Agreement enabling Ansell to "put" its investment in SPT to Goodyear during the twelve month period from August 2005. If that option is not exercised, Goodyear has a "call" option exercisable in the following six months. As part of this restructuring agreement, Ansell is not required to contribute any further cash to the Joint Venture.

At this stage, SPT is performing broadly in line with the restructure plan developed and approved in 2001.

Corporate Costs

As foreshadowed, the continued resolution of legacy issues carried over from the old company structure has enabled us to progressively reduce Statutory Head Office activity and related costs. Ongoing Corporate Costs were more than halved from US$8.0 million in the prior year to US$3.8 million in the first half of F'03 (excluding Operation Full Potential start up costs of US$2.9 million).

Head count at the Statutory Head Office has reduced from 35 to 25 over the 12 months to December 2002. Further cost reductions are planned, as activities are further integrated with the Healthcare business. The Company intends shortly to relocate its Asia Pacific regional office to share the existing Statutory Head Office facilities in Richmond, Melbourne, and to sub-lease the surplus building space.

Board and Senior Staff

During the half, Ms Carolyn Kay resigned as a Director, after two and a half years of dedicated service. At the same time, Mr Dale Crandall joined the Board. Mr Crandall comes with a strong international finance and accounting background, having been a Senior Partner with Price Waterhouse in the U.S. and more recently, President and Chief Operating Officer of a major American healthcare company.

The senior executive team was further strengthened with the recruitment to Ansell of Mr Rustom Jilla (Chief Financial Officer), Mr Scott Papier (Vice President, Sourcing & Supply), Mr Duane Dickson (Director, Operation Full Potential), and Dr Michael Zedalis (Senior Vice President, Science & Technology). All are based in Red Bank, New Jersey, and bring many years of management experience at highly regarded multi-national companies such as the BOC Group, Wyeth/American Home, Union Carbide and Honeywell/Allied Signal.

Finance

Cash flow continues to be strong, with the Company converting over 84% of EBITA to cash. Capital expenditure in the half was US$4.2 million (A$7.6 million), with no major new projects, while Ansell Healthcare's working capital was further improved by a reduction of US$7.0 million (A$12.4 million). Consequently, net debt was reduced by US$30.6 million (A$54.3 million) during the half to US$176.4 million (A$311.4 million). Liquidity remains strong, with US$140.4 million (A$247.8 million) of cash on deposit and an unused US$100 million bank borrowing facility.

This strong cash performance enabled gearing (Net Interest Bearing Debt to Net Interest Bearing Debt plus Equity) to be further reduced to a conservative 25.7%, compared to 29.5% at June 30, 2002. Interest cover has improved to 5.0x, up from 4.2x at June 30, 2002.

Ansell's global business is exposed to movements in various exchange rates, particularly the Euro vs. the USD. The Company's operating profit benefited in the half from the strengthening of the Euro, after taking into account the smoothing effect of a pre-existing currency hedging program. The Company manages its exchange rate exposure in a variety of ways, and anticipates further benefits in the second half should the Euro maintain its recent strength vs. the USD.

As a result of restructuring Ansell's U.S. entities, the Company decided to accelerate the recovery of deferred tax assets held on the balance sheet relating to previous U.S. tax losses. During the half, US$4.9 million was recognised as a non-cash tax expense, which increased the effective or book tax rate for the period to 44.7%. In the second half, the tax rate is anticipated to revert to below 20% through utilisation of unbooked tax losses.

There were no material non-recurring write-downs for the half.

Capital Structure

Ansell's strategic vision is to be a global leader in broad-based healthcare protection. From an investor perspective, the commitment is to significantly enhance shareholder returns over time. Progress has been made on re-focusing the company around the core healthcare business.

The Board, having noted Ansell's return to profitability, strong free cash flow and conservative gearing, believes it is an appropriate time to undertake a comprehensive review of Ansell's capital management philosophy and strategies. This will be carried out over coming months.

Pending this review, the Board has determined that no interim dividend would be declared for the first half.

For further information please contact:

Media                                      Investors & Analysts

Peter Brookes                              David Graham
Cannings                                   General Manager - Finance & Treasury
Telephone: 0407 911 389                    Ansell Ltd.
Email:     pbrookes@cannings.net.au        Telephone: (613) 9270 7215
                                           Mobile:    0401 140 749
                                           Email:     dgraham@ap.ansell.com

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================
                                                                  Rules 4.1, 4.3

                                   Appendix 4B
                               Half yearly report

Introduced 30/6/02

Name of entity
--------------------------------------------------------------------------------
ANSELL LIMITED AND ITS CONTROLLED ENTITIES
--------------------------------------------------------------------------------

                  Half yearly   Preliminary         Half year
ACN                 (tick)      final (tick)   ('current period')
---------------   -----------   ------------   ------------------
ACN 004 085 330       [X]           [ ]         31 December 2002
---------------   -----------   ------------   ------------------

For announcement to the market
Extracts from this report for announcement to the market (see note 1).       A$ millions
------------------------------------------------------------------------------------------
Revenues from ordinary activities (item 1.1a)               up/(down)     (56.4)% to 669.4
Profit from ordinary activities after tax attributable
to members (item 1.22)                                      up/(down)     121.0%  to  19.5
Profit from extraordinary items after tax attributable
to members (item 2.5(d))                                 gain (loss) of     N/A        Nil
Net profit for the period attributable to members
(item 1.11)                                                 up/(down)     121.0%  to  19.5

------------------------------------------------------------------------------------
                                                                  Franked amount per
Dividends (distributions)                   Amount per security        security
------------------------------------------------------------------------------------
Interim dividend (item 15.6)                     0.0 CENTS               N/A
Previous corresponding period (item 15.7)        0.0 CENTS               N/A
------------------------------------------------------------------------------------

                                                        ---------------
+ Record date for determining entitlements to the             N/A
dividend (see item 15.2)                                ---------------

Brief explanation of any figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

          N/A

--------------------------------------------------------------------------------

    This half yearly report is to be read in conjunction with the most recent annual financial report.

================================================================================

                                                            Appendix 4B - Page 1

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Condensed consolidated statement of financial performance

                                                                                     31 December 2002   31 December 2001
                                                                                        A$ millions        A$ millions
                                                                                     -----------------------------------
1.1a Revenues from ordinary activities (see items 1.23 - 1.25a)                            669.4             1,533.9
1.1b Proceeds from sale of businesses, net of disposal costs (see item 1.25b)                 --               980.5
1.2a Expenses from ordinary activities (see items 1.26b, c, e & 1.27)                     (611.7)           (1,560.3)
1.2b Net assets of businesses disposed (see item 1.26a)                                       --              (968.6)
1.3  Borrowing costs (see item 1.26d)                                                      (20.4)              (45.3)
1.4  Share of net profit of associates and joint venture entities (see item 16.7)            0.3                 0.8
------------------------------------------------------------------------------------------------------------------------
1.5  Profit from ordinary activities before tax                                             37.6               (59.0)
1.6  Income tax expense on ordinary activities                                              16.9                32.6
------------------------------------------------------------------------------------------------------------------------
1.7  Profit (loss) from ordinary activities after tax                                       20.7               (91.6)
1.8  Profit from extraordinary items after tax (see item 2.5)                                 --                  --
------------------------------------------------------------------------------------------------------------------------
1.9  Net profit (loss)                                                                      20.7               (91.6)
1.10 Net profit attributable to outside equity interests                                     1.2                 1.2
------------------------------------------------------------------------------------------------------------------------
1.11 Net profit (loss) for the period attributable to members                               19.5               (92.8)
------------------------------------------------------------------------------------------------------------------------
Non-owner transaction changes in equity

1.12 Increase (decrease) in revaluation reserve                                               --                  --
1.13 Net exchange differences recognised in equity                                           4.6                (2.3)
1.14 Other revenue, expense and initial adjustments recognised directly in equity
     (refer below for details)                                                                --                  --
1.15 Initial adjustments from UIG transitional provisions                                     --                  --
------------------------------------------------------------------------------------------------------------------------
1.16 Total transactions and adjustments recognised directly in equity
     (item 1.12 to 1.15)                                                                     4.6                (2.3)
------------------------------------------------------------------------------------------------------------------------
1.17 Total changes in equity not resulting from transactions with owners as owners          24.1               (95.1)
------------------------------------------------------------------------------------------------------------------------

Earnings per share (EPS)

                                                                                     31 December 2002   31 December 2001
                                                                                          cents              cents
------------------------------------------------------------------------------------------------------------------------
1.18 Basic EPS/(a)/                                                                        10.4c             (49.7)c
1.19 Diluted EPS/(a)/                                                                      10.3c             (49.5)c
------------------------------------------------------------------------------------------------------------------------

/(a)/ Effective 24 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation. The 31 December 2001 Basic and Diluted EPS and Net Tangible Assets Backing calculations have been revised to take into account the effect of the share consolidation.

                                                            Appendix 4B - Page 2

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Notes to the condensed consolidated statement of financial performance Profit
(loss) from ordinary activities attributable to members

                                                                                      31 December 2002   31 December 2001
                                                                                        A$ millions        A$ millions
                                                                                      -----------------------------------
1.20  Profit (loss) from ordinary activities after tax (item 1.7)                           20.7              (91.6)
1.21  Less outside equity interests                                                          1.2                1.2
                                                                                      -----------------------------------
1.22  Profit (loss) from ordinary activities after tax, attributable to members             19.5              (92.8)
=========================================================================================================================

Revenue and expenses from ordinary activities

                                                                                      31 December 2002   31 December 2001
                                                                                        A$ millions        A$ millions
                                                                                      -----------------------------------
1.23  Revenue from the sale of goods                                                         653.8            1,513.3
1.24  Interest revenue                                                                         5.7                9.7
1.25a Other revenue from ordinary activities                                                   9.9               10.9
                                                                                      -----------------------------------
      Revenues from ordinary activities                                                      669.4            1,533.9
1.25b Proceeds on sale of businesses, net of disposal costs                                     --              980.5
                                                                                      -----------------------------------
      Total revenue                                                                          669.4            2,514.4
1.26a Net assets of businesses disposed                                                         --             (968.6)
1.26b Cost of goods sold                                                                    (424.2)          (1,024.5)
                                                                                      -----------------------------------
                                                                                             245.2              521.3
1.26c Selling, distribution and administration expenses                                     (171.5)            (351.9)
1.26d Borrowing costs                                                                        (20.4)             (45.3)
1.26e Write-down of assets                                                                      --             (135.6)
1.27  Depreciation and amortisation excluding amortisation of intangibles (see item          (16.0)             (33.3)
      2.3)
1.26f Other                                                                                    0.3              (15.0)
                                                                                      -----------------------------------
      Profit (loss) from ordinary activities before tax                                       37.6              (59.8)
=========================================================================================================================

Capitalised Outlays

1.28  Interest costs capitalised in asset values                                                --                 --
1.29  Outlays capitalised in intangibles (unless arising from an acquisition of a                --                 --
      business)
=========================================================================================================================

                                                            Appendix 4B - Page 3

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Consolidated retained profits

                                                                                      31 December 2002   31 December 2001
                                                                                        A$ millions        A$ millions
                                                                                      -----------------------------------
1.30  Accumulated losses at beginning of the financial period                              (417.0)            (289.9)
1.31  Net profit (loss) attributable to members (item 1.11)                                  19.5              (92.8)
1.32  Net transfers to reserves                                                              (0.1)                --
1.33  Net effect of changes in accounting policies                                             --                 --
1.34  Dividends and other equity distributions paid or payable                                 --                 --
                                                                                      -----------------------------------
1.35  Accumulated losses at end of the financial period                                    (397.6)            (382.7)
=========================================================================================================================

Changes in equity and individually significant items included in profit from ordinary activities

                                                                                      31 December 2002   31 December 2001
                                                                                        A$ millions        A$ millions
                                                                                      -----------------------------------
Total equity at the beginning of the year                                                  876.0             1,066.2
Net profit (loss) attributable to members (item 1.11)                                       19.5               (92.8)
                                                                                      -----------------------------------
Non-owner transaction changes in equity
Net exchange differences on translation of financial statements of
self-sustaining foreign operations                                                           4.6                (2.3)
                                                                                      -----------------------------------
Total changes in equity other than those resulting from transactions with
owners as owners                                                                            24.1               (95.1)
                                                                                      -----------------------------------
Contributions of equity                                                                      0.8                 0.9
Total changes in outside equity interest                                                    (0.4)               (0.9)
                                                                                      -----------------------------------
Total equity at the end of the period (item 4.39)                                          900.5               971.1
=========================================================================================================================

Individually significant items included in profit (loss) from ordinary                31 December 2002   31 December 2001
activities before tax:                                                                  A$ millions        A$ millions
                                                                                      -----------------------------------
Write-down of Exide receivable/investment                                                    --               (61.5)
Write-down of Ansell fixed assets                                                            --               (64.7)
Net gain on sale of controlled entities and businesses                                       --                20.3
=========================================================================================================================

                                                            Appendix 4B - Page 4

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Intangible and                                                Consolidated - current period
extraordinary items                     -------------------------------------------------------------------------
                                                                                               Amount (after tax)
                                                                            Related outside     attributable to
                                          Before tax        Related tax     equity interests        members
                                        A$ millions (a)   A$ millions (b)   A$ millions (c)     A$ millions (d)
                                        -------------------------------------------------------------------------
2.1 Amortisation of goodwill                 13.1              (4.9)               --                 8.2
2.2 Amortisation of other intangibles          --                 --               --                  --
                                        -------------------------------------------------------------------------
2.3 Total amortisation of intangibles        13.1              (4.9)               --                 8.2
=================================================================================================================
2.4 Extraordinary items                        --                 --               --                  --
    N/A                                        --                 --               --                  --
-----------------------------------------------------------------------------------------------------------------
2.5 Total extraordinary items                  --                 --               --                  --
=================================================================================================================

Comparison of half year profits                                                        31 December 2002   31 December 2001
(Preliminary final report only)                                                           A$ millions        A$ millions
                                                                                       -----------------------------------
3.1 Consolidated operating profit after tax attributable to members reported for the
    1st half year (item 1.22 in the half yearly report)                                       N/A                N/A
3.2 Consolidated operating profit after tax attributable to members for the 2nd half
    year                                                                                      N/A                N/A
==========================================================================================================================

                                                                                       31 December 2002   31 December 2001
Prima facie tax reconciliation                                                            A$ millions        A$ millions
                                                                                       -----------------------------------
Prima facie income tax expense calculated at 30% (2001: 30%)
on the profit (loss) from ordinary activities                                                11.3              (17.7)

Add increased taxation arising from:
   Goodwill amortisation                                                                      0.4                0.6
   Income tax under provided in previous years                                                0.4                 --
   Other permanent differences not deductible or tax effected                                 7.1                 --

Deduct reduced taxation arising from:
   Income tax over provided in previous years                                                  --                1.4
   Investment and export incentive allowances                                                 3.6                1.9
   Net (higher)/lower overseas tax rates                                                     (1.3)               1.4
   Other allowable permanent differences                                                       --                0.3
   Share of associates' net profit                                                             --                0.2
                                                                                       -----------------------------------
Income tax expense on the profit (loss) from ordinary activities                             16.9              (22.3)
before individually significant income tax items

Individually significant income tax items:
   Write off of tax balances attributable to Australian operations                             --               15.2
   Net gain on sale of businesses                                                              --               (6.0)
   Write-down of investments                                                                   --               18.4
   Restructuring costs                                                                         --               27.3
                                                                                       -----------------------------------
                                                                                               --               54.9
                                                                                       -----------------------------------
Income tax expense attributable to profit (loss) from ordinary activities                    16.9               32.6
==========================================================================================================================
Income tax provided comprises:
   Provision attributable to current year                                                     8.1               11.5
   Under/(over) provision in respect of previous years                                        0.4               (1.4)
   Provision attributable to future years
      Deferred tax liability                                                                  0.4                1.7
      Tax assets                                                                              8.0               20.8
                                                                                       -----------------------------------
                                                                                             16.9               32.6
==========================================================================================================================

                                                            Appendix 4B - Page 5

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Condensed consolidated statement                                     31 December 2002   30 June 2002   31 December 2001
of financial position                                                  A$ millions      A$ millions      A$ millions
                                                                     --------------------------------------------------
     Current assets
4.1  Cash                                                                  247.8            258.5            436.0
4.1a Cash - restricted deposits                                             16.0             18.4             24.7
4.2  Receivables                                                           270.2            293.7            318.7
4.3  Investments                                                              --               --               --
4.4  Inventories                                                           240.8            235.1            288.0
4.5  Tax assets                                                               --               --               --
4.6  Prepayments                                                            27.6             15.8             25.3
                                                                     --------------------------------------------------
4.7  Total current assets                                                  802.4            821.5          1,092.7
=======================================================================================================================
     Non-current assets
4.8  Receivables                                                            49.4             66.7             70.0
4.9  Investments in associates and partnerships (equity accounted)            --             13.3             12.6
4.10 Other investments                                                     147.1            145.8            154.3
4.11 Inventories                                                              --               --               --
4.12 Exploration and evaluation expenditure capitalised                       --               --               --
4.13 Development properties                                                   --               --               --
4.14 Other property, plant and equipment (net)                             320.2            332.5            394.4
4.15 Intangibles (net)                                                     390.7            403.2            457.5
4.16 Tax assets                                                             41.7             49.7             66.7
4.17 Other                                                                    --               --               --
                                                                     --------------------------------------------------
4.18 Total non-current assets                                              949.1          1,011.2          1,155.5
=======================================================================================================================
4.19 Total assets                                                        1,751.5          1,832.7          2,248.2
=======================================================================================================================
     Current liabilities
4.20 Payables                                                              172.4            192.7            206.6
4.21 Interest bearing liabilities                                           79.2            107.6            314.1
4.22 Tax liabilities                                                          --              1.9              8.9
4.23 Provisions excluding tax liabilities                                   60.1             85.4            130.2
     Other (Amounts due under contractual arrangements and
4.24 deferred income)                                                        3.9              1.2              7.0
                                                                     --------------------------------------------------
4.25 Total current liabilities                                             315.6            388.8            666.8
=======================================================================================================================
     Non-current liabilities
4.26 Payables                                                                3.7              3.7              4.2
4.27 Interest bearing liabilities                                          480.0            516.5            556.3
4.28 Tax liabilities                                                        24.0             24.4             20.1
4.29 Provisions excluding tax liabilities                                   27.7             23.3             29.7
     Other (Amounts due under contractual arrangements and
4.30 deferred income)                                                         --               --               --
                                                                     --------------------------------------------------
4.31 Total non-current liabilities                                         535.4            567.9            610.3
=======================================================================================================================
4.32 Total liabilities                                                     851.0            956.7          1,277.1
=======================================================================================================================
4.33 Net assets                                                            900.5            876.0            971.1
=======================================================================================================================

                                                            Appendix 4B - Page 6

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Condensed consolidated statement                             31 December 2002   30 June 2002   31 December 2001
of financial position (continued)                               A$ millions     A$ millions       A$ millions
                                                             --------------------------------------------------
       Equity
4.34   Capital                                                   1,456.3          1,455.5          1,455.2
4.35   Reserves                                                   (171.5)          (176.2)          (120.3)
4.36   Accumulated losses                                         (397.6)          (417.0)          (382.7)
                                                             --------------------------------------------------
4.37   Equity attributable to members of the parent
       entity                                                      887.2            862.3            952.2
4.38   Outside equity interests in controlled entities              13.3             13.7             18.9
                                                             --------------------------------------------------
4.39   Total equity                                                900.5            876.0            971.1
===============================================================================================================
4.40   Preference capital included as part of 4.37                    --               --               --
===============================================================================================================

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

                                                             31 December 2002   31 December 2001
                                                               A$ millions        A$ millions
                                                             ----------------   ----------------
5.1    Opening balance
5.2    Expenditure incurred during current period                  N/A                N/A
5.3    Expenditure written off during current period
5.4    Acquisitions, disposals, revaluation
       increments, etc.
5.5    Expenditure transferred to Development Properties
                                                             ----------------   ----------------
5.6    Closing balance as shown in the consolidated
       statement of financial position (item 4.12)                  --                --
================================================================================================

Development properties

                                                             31 December 2002   31 December 2001
                                                               A$ millions        A$ millions
                                                             -----------------------------------
6.1    Opening balance
6.2    Expenditure incurred during current period
6.3    Expenditure transferred from exploration and
       evaluation                                                  N/A                N/A
6.4    Expenditure written off during current period
6.5    Acquisitions, disposals, revaluation
       increments, etc.
6.6    Expenditure transferred to mine properties
                                                             -----------------------------------
6.7    Closing balance as shown in the consolidated
       statement of financial position (item 4.13)                  --                 --
================================================================================================

                                                            Appendix 4B - Page 7

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Condensed consolidated statement of cash flows

                                                                                          31 December 2002   31 December 2001
                                                                                             A$ millions        A$ millions
                                                                                          -----------------------------------
       Cash flows related to operating activities
 7.1   Receipts from customers (excluding non recurring and Accufix
       Research Institute)                                                                      695.0            1,644.3
 7.2   Payments to suppliers and employees (excluding non recurring and
       Accufix Research Institute)                                                             (610.8)          (1,507.9)
                                                                                          -----------------------------------
 7.3   Net receipts from customers (excluding non recurring and Accufix
       Research Institute)                                                                       84.2              136.4
 7.4   Income taxes paid                                                                         (1.7)             (12.6)
 7.5   Dividends received                                                                         2.6                0.3
                                                                                          -----------------------------------
 7.6   Net cash provided by operating activities (excluding non recurring and
       Accufix Research Institute)                                                               85.1              124.1
 7.7   Non recurring payments to suppliers and employees                                        (14.7)             (78.7)
 7.8   Payments to suppliers and employees net of customer receipts
       (Accufix Research Institute)                                                              (2.6)              (6.1)
                                                                                          -----------------------------------
 7.9   Net cash provided by operating activities                                                 67.8               39.3
=============================================================================================================================

       Cash flows related to investing activities

7.10   Payments for businesses, net of cash acquired                                               --              (40.9)
7.11   Payments for property, plant and equipment                                                (7.6)             (27.1)
7.12   Proceeds from sale of businesses, net of cash disposed                                      --              958.1
7.13   Proceeds from sale of plant and equipment in the ordinary course of business               0.8               10.4
7.14   Loans repaid                                                                               0.6                 --
7.15   Proceeds from sale of other investments                                                    8.1                 --
                                                                                          -----------------------------------
7.16   Net cash provided by investing activities                                                  1.9              900.5
=============================================================================================================================

       Cash flows related to financing activities

7.17   Proceeds from borrowings                                                                   7.8              722.9
7.18   Repayments of borrowings                                                                 (70.7)          (1,454.5)
                                                                                          -----------------------------------
7.19   Net repayments of borrowings                                                             (62.9)            (731.6)
7.20   Proceeds from issues of shares                                                             0.8                0.8
7.21   Dividends paid                                                                            (1.7)             (48.2)
7.22   Interest received                                                                          4.0                9.6
7.23   Interest and borrowing costs paid                                                        (20.4)             (45.2)
                                                                                          -----------------------------------
7.24   Net cash used in financing activities                                                    (80.2)            (814.6)
=============================================================================================================================
7.25   Net (decrease)/increase in cash held                                                     (10.5)             125.2
7.26   Cash at beginning of period (see Reconciliation of cash)                                 262.3              328.4
7.27   Effects of exchange rate changes on the balances of cash held in
       foreign currencies at the beginning of the financial year                                  1.8                 --
                                                                                          -----------------------------------
7.28   Cash at the end of period                                                                253.6              453.6
       (see Reconciliation of cash)
=============================================================================================================================

                                                            Appendix 4B - Page 8

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Non-cash financing and investing activities

Details of financing and investing transactions which have a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

     ---------------------------------------------------------------------------
        Nil
     ---------------------------------------------------------------------------

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated    31 December 2002   31 December 2001
statement of cash flows) to the related items in the accounts is as follows.        A$ millions        A$ millions
                                                                                 -----------------------------------
8.1  Cash on hand and at bank                                                          59.9               58.8
8.2  Deposits at call                                                                 203.9              401.9
8.3  Bank overdraft                                                                   (10.2)              (7.1)
8.4  Other (provide details)                                                             --                 --
                                                                                 -----------------------------------
8.5  Total cash at end of the financial year (item 7.28)                              253.6              453.6
====================================================================================================================

Other notes to the condensed financial statements
Ratios                                                                           31 December 2002   31 December 2001
                                                                                        %                  %
                                                                                 -----------------------------------
     Profit before tax / revenue
9.1  Consolidated profit (loss) from ordinary activities before tax (item 1.5)
     as a percentage of revenue from ordinary activities (item 1.1a)                    5.6%              (3.8)%
                                                                                 -----------------------------------
     Profit after tax / equity interests
9.2  Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage
     of equity (similarly attributable) at the end of the period (item 4.37)            2.2%              (9.7)%
====================================================================================================================

Earnings per security (EPS) /(a)/

10   Details of basic and diluted EPS reported separately in accordance with     31 December 2002   31 December 2001
     paragraph 9 and 18 of AASB 1027 'Earnings Per Share' are as follows:           A$ millions        A$ millions
                                                                                 -----------------------------------
     Earnings Reconciliation
        Net profit (loss)                                                              20.7              (91.6)
        Net profit attributable to outside equity interests                             1.2                1.2
                                                                                 -----------------------------------
        Basic earnings                                                                 19.5              (92.8)
        After-tax effect of interest on converting financial instruments                 --                 --
                                                                                 -----------------------------------
        Diluted earnings                                                               19.5              (92.8)
                                                                                 -----------------------------------

     Weighted average number of ordinary shares used as the denominator             No. Shares         No. Shares
                                                                                 -----------------------------------
        Number for basic earnings per share
        Ordinary shares                                                            186,957,448        186,831,011
        Effect of partly paid Executive Plan Shares                                    713,199            556,480
                                                                                 -----------------------------------
        Number for diluted earnings per share                                      187,670,647        187,387,491
                                                                                 -----------------------------------

        Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

NTA backing /(a)/                                                                31 December 2002   31 December 2001
                                                                                      cents              cents
                                                                                 -----------------------------------
11.1 Net tangible asset backing per ordinary share                                    $2.66              $2.65
====================================================================================================================

Discontinuing Operations
12.1 Discontinuing Operations
     ---------------------------------------------------------------------------
        N/A
     ---------------------------------------------------------------------------

/(a)/Refer footnote to items 1.18 - 1.19 for effect of share consolidation during the year ended 30 June 2002

                                                            Appendix 4B - Page 9

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Control gained over entities having material effect

                                                                                   Consideration
13.1 Name of entity (or group of entities)                                           $Millions
     -------------------------------------------------------------------------------------------
        NIL
     -------------------------------------------------------------------------------------------
                                                                                   -------------
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items
     after tax of the controlled entity (or group of entities) since the date in        N/A
     the current period on which control was acquired
                                                                                   -------------
13.3 Date from which such profit has been calculated                                    N/A
                                                                                   -------------
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of
     the controlled entity (or group of entities) for the whole of the previous         N/A
     corresponding period
                                                                                   -------------

2001 The economic entity did not gain control over any businesses in the prior corresponding year.
================================================================================================

Loss of control of entities having material effect

                                                                                Consideration (net
                                                              Consolidated      of disposal costs)
14.1 Name of entity (or group of entities)                  Entity's Interest        $Millions
     --------------------------------------------------------------------------------------------
        NIL                                                        NIL
     --------------------------------------------------------------------------------------------
                                                            -------------------------------------
14.2 Consolidated profit (loss) from ordinary
     activities and extraordinary items after tax
     of the controlled entity (or group of
     entities) for the current period to the date
     of loss of control
                                                            -------------------------------------
14.3 Date to which the profit (loss) in item 14.2                            N/A
     has been calculated
                                                            -------------------------------------
14.4 Consolidated profit (loss) from ordinary
     activities and extraordinary items after tax
     of the controlled entity (or group of                         N/A
     entities) while controlled during the whole
     of the previous corresponding period
                                                            -------------------------------------
14.5 Contribution to consolidated profit (loss)
     from ordinary activities and extraordinary
     items from sale of interest leading to loss                   N/A
     of control
                                                            -------------------------------------

2001 The economic entity lost control of the Pacific Automotive and Pacific
     Brands businesses in the prior corresponding half-year.

================================================================================

                                                           Appendix 4B - Page 10

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Dividends (in the case of a trust, distributions)

                                                                                  ---------
15.1    Date the dividend (distribution) is payable                                  N/A
                                                                                  ---------
15.2    Record date to determine entitlements to the dividend (distribution)      ---------
        (ie, on the basis of proper instruments of transfer received by 5.00 pm
        if securities are not CHESS approved, or security holding balances           N/A
        established by 5.00 pm or such later time permitted by SCH
        Business Rules if securities are CHESS approved)                          ---------
                                                                                  ---------
15.3    If it is a final dividend, has it been declared?                             N/A
        (Preliminary final report only)                                           ---------

================================================================================

Amount per security

                                                                             Franked amount per    Amount per security
                                                                             security at 30% tax    of foreign source
                                                      Amount per security    (previous year 34%)        dividend
----------------------------------------------------------------------------------------------------------------------
        (Preliminary final report only)
15.4    Final Dividend: Current year                          N/A                    N/A                   N/A
15.5                    Previous year                         N/A                    N/A                   N/A
----------------------------------------------------------------------------------------------------------------------
        (Half yearly and preliminary final reports)
15.6    Interim Dividend: Current year                         --                    N/A                   N/A
15.7                      Previous year                        --                    N/A                   N/A
----------------------------------------------------------------------------------------------------------------------

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)
                                             -----------------------------------
                                             31 December 2002   31 December 2001
                                             -----------------------------------
15.8    Ordinary securities                        N/A                N/A
15.9    Preference securities                      N/A                N/A
                                             -----------------------------------

Half yearly report - interim dividend (distribution) on all securities
                                             -----------------------------------
                                             31 December 2002   31 December 2001
                                                A$ millions        A$ millions
                                             -----------------------------------
15.10   Ordinary securities                         --                --
15.11   Preference securities                       --                --
15.12   Other equity instruments                    --                --
                                             -----------------------------------
15.13   Total                                       --                --
                                             -----------------------------------

The dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------
          Not Applicable
--------------------------------------------------------------------------------

The last date(s) for receipt of election notices for the dividend or
distribution plans                                                    ----------
                                                                         N/A
                                                                      ----------
Any other disclosures in relation to dividends (distributions).
--------------------------------------------------------------------------------
          Not Applicable
--------------------------------------------------------------------------------

                                                           Appendix 4B - Page 11

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Details of aggregate share of profits (losses) of associates and joint venture entities

                                                                       -----------------------------------
                                                                       31 December 2002   31 December 2001
        Group's share of associates' and joint venture entities':        A$ millions        A$ millions
                                                                       -----------------------------------
16.1    Profit from ordinary activities before income tax
                    - associates                                              0.4                1.0
                    - joint venture entities                                   --                 --
                                                                       -----------------------------------
                                                                              0.4                1.0
16.2    Income tax on ordinary activities
                    - associates                                              0.1                0.2
                                                                       -----------------------------------
16.3    Profit from ordinary activities after income tax                      0.3                0.8
16.4    Extraordinary items net of tax                                         --                 --
                                                                       -----------------------------------
16.5    Net profit                                                            0.3                0.8
16.6    Adjustments                                                            --                 --
                                                                       -----------------------------------
16.7    Share of net profit of associates and joint venture entities          0.3                0.8
==========================================================================================================

Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities.

                                                     Percentage of ownership interest
        Name of entity                           held at end of period or date of disposal    Contribution to net profit (loss)
                                                 ------------------------------------------------------------------------------
17.1    Equity accounted associates                 31 December 2002   31 December 2001      31 December 2002   31 December 2001
        and joint venture entities                         %                  %                A$ millions        A$ millions
                                                 ------------------------------------------------------------------------------
        Associates:
        Pacific Marine Batteries Pty. Ltd. (a)             0%                 50%                  0.3                0.8

                                                 ==============================================================================
17.2    Total                                                                                      0.3                0.8
===============================================================================================================================

17.3    Other material interests

        Associates:
        South Pacific Tyres N.Z. Ltd.                      50%                50%                   --                 --

        Partnerships:
        South Pacific Tyres                                50%                50%                   --                 --

                                                 ==============================================================================
17.4    Total                                                                                       --                 --
===============================================================================================================================

     (a) The economic entity disposed of its interest in Pacific Marine Batteries Pty. Ltd. as at 30 November 2002.

================================================================================

                                                           Appendix 4B - Page 12

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Issued and quoted securities at end of current period

                                                                                                               Amount
                                                                                             Issue price      paid-up
Category of securities                                                                       per security   per security
                                                              Total number   Number quoted      (cents)       (cents)
                                                              ----------------------------------------------------------
18.1    Preference securities  (description)                          N/A         N/A            N/A            N/A
                                                              ----------------------------------------------------------
18.2    Changes during current period                                 N/A         N/A            N/A            N/A
        (a) Increases through issues
        (b) Decreases through returns of capital, buybacks,
            redemptions

========================================================================================================================
18.3    Ordinary securities
        Ordinary shares (fully paid)                          186,572,346                        n/a             /\
        Ordinary - Executive Plan Shares                        1,001,000                      variable          5
        Ordinary - Employee Plan Shares                           212,637                      variable          /\
                                                              ----------------------------------------------------------
18.4    Changes during current period
        (a) Increases through issues
            Ordinary - converted from Executive Plan Shares       173,600                      variable          /\
            Ordinary - converted from Employee Plan Shares          3,546                      variable          /\
        (b) Decrease through cancellation
            Ordinary - Employee plan shares                       462,117                                        /\

========================================================================================================================
18.5    Convertible debt securities
        (description and conversion factor)                           N/A          N/A           N/A            N/A
                                                              -------------------------------------------
18.6    Changes during current period                                 N/A          N/A           N/A            N/A
        (a) Increases through issues
        (b) Decreases through securities matured, converted

========================================================================================================================
18.7    Options (description and conversion factor)                                                            Expiry
                                                                                               Exercise         date
                                                                                                price         (if any)
                                                                                             ---------------------------
        Nil                                                           N/A          N/A           N/A            N/A
                                                              ----------------------------------------------------------
18.8    Issued during current period.                                 Nil          Nil           N/A            N/A
                                                              ----------------------------------------------------------
18.9    Exercised during current period                               Nil          Nil           N/A            N/A
                                                              ----------------------------------------------------------
18.10   Expired during current period                             207,000          Nil          16.50        11/12/2002
========================================================================================================================

18.11   Debentures (description)                                      N/A          N/A

18.12   Changes during the current period
        (a) Increases through issues
        (b) Decreases through securities matured, converted

==========================================================================================
18.13   Unsecured notes (description)                                 N/A          N/A

18.14   Changes during current period
        (a) Increases through issues
        (b) Decreases through securities matured, converted

==========================================================================================

/\ Ordinary shares, Ordinary shares - Employee Plan Shares and Ordinary Shares converted during the year from the Executive Plan are fully paid.

                                                           Appendix 4B - Page 13

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Industry Segments

of Ansell Limited and Controlled Entities for the six months ended 31 December 2002

                                                  Operating Revenue                  Operating Result
                                           2002     2001     2002     2001     2002    2001    2002    2001
                                             December          December          December        December
                                           A$m      A$m      US$m     US$m     A$m      A$m    US$m    US$m
                                          ---------------   ---------------   --------------   ------------
INDUSTRY
Ansell Healthcare
   Occupational Healthcare                319.4     317.3   177.4     161.6    27.0     20.6   15.0    10.5
   Professional Healthcare                224.6     279.1   124.7     142.2    28.6     45.2   15.9    23.0
   Consumer Healthcare                    109.8     110.4    61.0      56.2    21.9     15.5   12.2     7.9
                                          ---------------   ---------------   --------------   ------------
   Total Ansell Healthcare                653.8     706.8   363.1     360.0    77.5     81.3   43.1    41.4
   Unallocated Items                       15.6      20.6     8.6      10.6   (12.1)   (15.7)  (6.7)   (8.0)
                                                                              --------------   ------------
                                                                               65.4     65.6   36.4    33.4
Discontinued Businesses
      Trading                                       806.5             410.8             58.4           29.7
                                                                              --------------   ------------
Operating EBITA                                                                65.4    124.0   36.4    63.1
NON RECURRING
Discontinued Businesses
      Net gain on sale of interests
      in Associated Companies                                                   5.5             3.1
      Proceeds/ Net gain on sale of
      Controlled Entities & Businesses              980.5             499.5             20.3           10.3

Rationalisation/Restructuring
   Ansell Healthcare                                                                    (8.2)          (4.2)
   Other                                                                       (5.5)    (8.5)  (3.1)   (4.3)

Write-down of assets
   Ansell Healthcare                                                                   (64.7)         (33.0)
   Exide Investment                                                                    (61.5)         (31.3)
   Other                                                                                (9.4)          (4.8)
                                                                              --------------   ------------
                                                                               65.4     (8.0)  36.4    (4.2)
Goodwill amortisation                                                         (13.1)   (15.4)  (7.3)   (7.8)
                                                                              --------------   ------------
Earnings before Net Interest & Tax                                             52.3    (23.4)  29.1   (12.0)
Borrowing Costs net of Interest Revenue                                       (14.7)   (35.6)  (8.2)  (18.1)
                                                                              --------------   ------------
Operating Profit before Tax                                                    37.6    (59.0)  20.9   (30.1)
Tax                                                                           (16.9)   (32.6)  (9.4)  (16.6)
Outside Equity Interests                                                       (1.2)    (1.2)  (0.7)   (0.6)
                                          ---------------   ---------------   --------------   ------------
Total Consolidated                        669.4   2,514.4   371.7   1,280.9    19.5    (92.8)  10.8   (47.3)
                                          ===============   ===============   ==============   ============
REGIONS
Australia & S.E. Asia                      86.7      88.7    48.1      45.2    18.6     15.1   10.3     7.7
America                                   347.5     412.7   193.0     210.2    46.8     60.5   26.1    30.8
Europe                                    219.6     205.4   122.0     104.6    12.1      5.7    6.7     2.9
                                          ---------------   ---------------   --------------   ------------
                                          653.8     706.8   363.1     360.0    77.5     81.3   43.1    41.4
                                          ===============   ===============   ==============   ============

                                                    Assets Employed                                  Liabilities
                                    2002            2001            2002            2001            2002          2001
                             December     June    December   December     June    December   December    June   December
                               A$m        A$m       A$m        US$m       US$m      US$m       A$m       A$m      A$m
                             -----------------------------   -----------------------------   ---------------------------
INDUSTRY
Ansell Healthcare
   Occupational Healthcare      372.2     376.0      436.0     210.8      212.8      222.9    125.5     124.7      120.0
   Professional Healthcare      389.3     404.3      438.0     220.5      228.9      223.9    112.8     114.3      104.5
   Consumer Healthcare          126.2     140.8      149.8      71.5       79.7       76.6     59.4      54.6       56.7
                             -----------------------------   -----------------------------   ---------------------------
Total Ansell Healthcare         887.7     921.1    1,023.8     502.8      521.4      523.4    297.7     293.6      281.2
Unallocated Items                42.3      49.0       98.8      24.0       27.8       50.5    532.3     622.2      924.8
Automotive
   SPT Investment               137.9     136.5      135.4      78.1       77.3       69.2
Discontinued Businesses          29.1      46.0       72.0      16.5       26.0       36.8     21.0      40.9       71.1
Goodwill and Brand names        390.7     403.2      457.5     221.3      228.2      233.9
Cash                            263.8     276.9      460.7     149.4      156.7      235.5
                             -----------------------------   -----------------------------   ---------------------------
Total Consolidated            1,751.5   1,832.7    2,248.2     992.1    1,037.4    1,149.3    851.0     956.7    1,277.1
                             =============================   =============================   ===========================
REGIONS
Australia & S.E. Asia           324.2     318.4      356.0     183.6      180.2      182.0     81.8      83.0       80.6
America                         371.8     398.6      483.7     210.6      225.7      247.3    194.0     181.9      179.9
Europe                          191.7     204.1      184.1     108.6      115.5       94.1     21.9      28.7       20.7
                             -----------------------------   -----------------------------   ---------------------------
                                887.7     921.1    1,023.8     502.8      521.4      523.4    297.7     293.6      281.2
                             =============================   =============================   ===========================

                                     Liabilities
                                   2002           2001
                             December    June   December
                               US$m      US$m     US$m
                             ---------------------------
INDUSTRY
Ansell Healthcare
   Occupational Healthcare     71.1      70.6     61.3
   Professional Healthcare     63.9      64.7     53.4
   Consumer Healthcare         33.6      30.9     29.0
                             ---------------------------
Total Ansell Healthcare       168.6     166.2    143.7
Unallocated Items             301.5     352.1    472.8
Automotive
   SPT Investment
Discontinued Businesses        11.9      23.2     36.3
Goodwill and Brand names
Cash
                             ---------------------------
Total Consolidated            482.0     541.5    652.8
                             ===========================
REGIONS
Australia & S.E. Asia          46.3      47.0     41.2
America                       109.9     103.0     91.9
Europe                         12.4      16.2     10.6
                             ---------------------------
                              168.6     166.2    143.7
                             ===========================

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses. The above industry segments report should be read in conjunction with the accompanying notes.

                                                           Appendix 4B - Page 14

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Notes to the Industry Segments Report

Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made for the convenience of the reader at US$ 0.55534 = A$1, being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 7 months period June 2002 to December 2002 (December 2001 US$ 0.50937 = A$1).

Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Tuesday 31 December 2002, at US$ 0.56635 = A$1 (June 2002 US$ 0.56605 = A$1,
December 2001 US$ 0.51125 = A$1).

(a)  Operating Revenue

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received / receivable from the sale of such businesses (net of disposal costs).

(b)  Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell's Corporate Head Office and non-sales revenue.

(c)  Tax

Six months to December 2001 includes the write off of tax balances attributable to Australian operations of A$15.2 million (US$7.7 million) and tax attributable to Discontinued Businesses.

(d)  Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(e)  Inter-Segment Transactions

Significant inter-segment sales were made by Australia & SE Asia - A$125.7 million (US$69.8 million) (2001 - A$147.7 million; US$75.2 million) and America
- A$107.8 million (US$59.9 million) (2001 - A$125.5 million; US$63.9 million). Inter-segment sales are generally made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the operating revenues shown in each segment reflect only the external sales made by that segment.

(f)  Industry Segments

The consolidated entity comprises the following main business segments:

     Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

     Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

     Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

     Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g)  Regions

The allocation of operating revenue and operating results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

     Australia & S.E. Asia - manufacturing facilities in 4 countries and sales.

     America - manufacturing facilities in USA and Mexico and significant sales activity.

     Europe - principally a sales region with one manufacturing facility in the UK.

                                                                        2002       2002       2001       2001
                                                                      December   December   December   December
                                                                        A$m        US$m       A$m        US$m
                                                                      --------   --------   --------   --------
(h) Segment Capital Expenditure (including finance leases)
      Occupational Healthcare                                            1.5       0.8         4.7        2.4
      Professional Healthcare                                            5.4       3.0         7.8        4.0
      Consumer Healthcare                                                0.5       0.3         1.3        0.7
      Discontinued Businesses                                             --        --        12.0        6.1

(i) Region Capital Expenditure (including finance leases)
      Australia & S.E. Asia                                              5.9       3.3         8.7        4.4
      America                                                            1.0       0.6         4.0        2.0
      Europe                                                             0.5       0.3         1.1        0.6

(j) Segment Depreciation (including amortisation of finance leases)
      Occupational Healthcare                                            5.5       3.1         8.7        4.4
      Professional Healthcare                                            8.1       4.5         9.7        4.9
      Consumer Healthcare                                                2.4       1.3         2.8        1.4
      Discontinued Businesses                                             --        --        11.1        5.7

(k) Segment Other Non Cash Expenses (excluding Provision for
      Rationalisation and Write-down of Assets separately disclosed)
      Occupational Healthcare                                            4.0       2.2         4.3        2.2
      Professional Healthcare                                            0.7       0.4         1.9        1.0
      Consumer Healthcare                                                2.7       1.5         2.5        1.3
      Discontinued Businesses                                             --        --        14.6        7.4

                                                           Appendix 4B - Page 15

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Comments by Directors

This half yearly report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the annual report for the year ended 30 June 2002 and any announcements to the market made by the entity during the period. The financial statements in this report are 'condensed financial statements' as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

Material factors affecting the revenues and expenses of the economic entity for the current period.

--------------------------------------------------------------------------------

     Refer to the accompanying media release for further details.

--------------------------------------------------------------------------------

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported in this Appendix or in attachments, with financial effect quantified (if possible).

--------------------------------------------------------------------------------

     Since the end of the current period no matters or circumstances have arisen that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in future periods.

--------------------------------------------------------------------------------

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

--------------------------------------------------------------------------------

     The balance of available franking credits in the franking account as at 31 December 2002 was Nil (2001 - Nil). No further franking credits are expected to arise during the year ending 30 June 2003.

--------------------------------------------------------------------------------

                                                           Appendix 4B - Page 16

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

--------------------------------------------------------------------------------

     N/A

--------------------------------------------------------------------------------

Revision in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports of those revisions have a material effect in this half year.

--------------------------------------------------------------------------------

     N/A

--------------------------------------------------------------------------------

Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

--------------------------------------------------------------------------------

     Refer attached.

--------------------------------------------------------------------------------

                                                           Appendix 4B - Page 17

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Contingent Liabilities

Indemnities and Guarantees

Ansell Limited ('the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Claims have been made against Accufix Research Institute, Inc. (formerly TPLC, Inc.) ('ARI'), certain other wholly-owned controlled entities of the Company and, in some instances, the Company (then called Pacific Dunlop Limited) relating to the Accufix Pacing leads manufactured by ARI, which leads were withdrawn in late 1994 (the 'Accufix Pacing Leads').

The only outstanding claims in relation to the Accufix Pacing Leads as at 31 December 2002 are as follows:

- 2 lawsuits in France: one involving 3 individual claimants and a second lawsuit recently initiated by 1 claimant; and
- claims subsequently made by any of the 150 persons who opted out of the class settlement in the United States.

A French court entered judgment against ARI in December 2002 in relation to the claim involving 19 plaintiffs' and 16 corresponding subrogated insurers' claims, a proportion of which will be borne by ARI's insurers and the balance paid out of the provisions referred to below. ARI is appealing this decision.

The settlement in the United States requiring payments totalling US$62.4 million (consisting of a fund established for the benefit of persons entitled to the settlement, and a fund for the benefit of persons who opted out of the settlement), and the sums required for the earlier settlements in Australia and elsewhere in the world, were fully covered by the provisions made in the financial statements for the year ending 30 June 1998. The balance of these provisions as at 31 December 2002 (approximately $16.2 million) represents the balance of cash held by ARI and its related companies, and is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix Pacing Leads, including any amount to ultimately be paid pursuant to the French judgment referred to above.

Latex Allergy Litigation

Ansell Healthcare Products Inc., Ansell Protective Products Inc., the Company and other Group companies (collectively 'the Ansell Defendants') (along with a wide variety of manufacturers and distributors of natural rubber latex gloves), are defendants in lawsuits filed in the United States since 1993 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim, among other things, that the Ansell Defendants, and other manufacturers of natural rubber latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions.

As of 31 December 2002, there were approximately 356 such cases pending against one or more of the Ansell Defendants, representing some 45 percent of cases filed against all defendants. Of these cases 269 were consolidated for discovery pursuant to the rules of multi-district litigation before the US District Court for the Eastern District of Pennsylvania. The remaining 87 cases are spread through state courts in 45 states, with the greatest concentration in New York (20 cases).

                                                           Appendix 4B - Page 18

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Contingent Liabilities (Continued)

Latex Allergy Litigation (continued)

The Company remains a defendant in one Australian case and one case in the United States. Since the inception of this litigation, the Ansell Defendants have been dismissed as a defendant from approximately 124 cases in the United States without payment. The Ansell Defendants have settled approximately 16 additional cases.

The Ansell Defendants have tried one case to verdict in Alameda County, California. Following a seven week trial, a jury returned a verdict in favour of the Ansell Defendant on 19 October 2002. Post trial motions are pending.

With this pattern of dismissal and with the complications, case by case, caused by the multiplicity of defendants and variability of factual situations, it is not possible to predict which, if any, of the cases they currently face, the Ansell Defendants will have to defend at trial. In those circumstances the liability of the Ansell Defendants, if any, in relation to these claims cannot be quantified.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. In particular, a Group company has received a notice from a purchaser of one of its businesses in relation to an indemnity under a sale agreement. No formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Proceedings instituted by Simplot Australia Pty Ltd against the Company and other Group companies continued in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty and sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

                                                           Appendix 4B - Page 19

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Additional disclosure for trusts

20.1 Number of units held by the                           ---------------------
     management company or responsible                       N/A
     entity or their related parties                       ---------------------

20.2 A statement of the fees and                           ---------------------
     commissions payable to the                              N/A
     management company or responsible
     entity

     Identify:

     *    initial service charges                            N/A
     *    management fees                                    N/A
     *    other fees                                         N/A
                                                           ---------------------

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

                                                           ---------------------
Place                                                               N/A
                                                           ---------------------
Date                                                                N/A
                                                           ---------------------
Time                                                                N/A
                                                           ---------------------
Approximate date the annual report will be available                N/A
                                                           ---------------------

                                                           Appendix 4B - Page 20

                                                                     Appendix 4B
                                                              Half yearly report

================================================================================

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgents Issues Group Consensus Views or other standards acceptable to ASX.

     Identify other standards used                         ---------------------
                                                               Not applicable
                                                           ---------------------

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3    This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies. (tick one)

          [ ]  The accounts have been        [X]  The accounts have been
               audited.                           subject to review.

          [ ]  The accounts are in the       [ ]  The accounts have not yet
               process of being audited           been audited or reviewed.
               or subject to review.

5    The audit report or review by the auditor is attached.

6    The entity has a formally constituted audit committee.


Signed: /s/ R J Bartlett
       -----------------------                    Date  13 February 2003
       Company Secretary

Name: R J Bartlett

================================================================================

                                                           Appendix 4B - Page 21